UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)
Under the Securities Exchange Act of 1934
Coronado Global Resources Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Laura L. Tyson General Counsel 2229 San Felipe Suite 1300 Houston, Texas 77019 Telephone: (713) 579-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS
Coronado Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		84,506,139.9(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		84,506,139.9(1)
PERSON	10	SHARED DISPOSITIVE POWER
WITH:		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,506,139.9(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
51.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)	Coronado Group LLC (“Coronado Group”) is a direct owner of a number of CHESS Depositary Interests (“CDIs”) equivalent to 84,506,139.9 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Coronado Global Resources Inc. (the “Issuer”). CDIs are units of beneficial ownership in shares of Common Stock held by CHESS Depositary Nominees Pty Limited, a subsidiary of ASX Limited, the company that operates the Australian Securities Exchange. Each share of Common Stock is equivalent to 10 CDIs. EMG CC HC, LLC, EMG Coronado II HC, LLC, EMG Coronado IV Holdings LLC and EMG Coronado Strategic LP, each of which is affiliated with The Energy & Minerals Group (collectively, the “EMG Group”), collectively hold approximately ninety-nine percent (99%) of the outstanding units of Coronado Group. Voting and investment decisions with respect to the shares of Common Stock held by Coronado Group require the vote of a majority of the board of managers of Coronado Group, which is currently comprised of Garold R. Spindler, Laura L. Tyson and John G. Calvert. As such, no individual member of the board of managers is deemed to be the beneficial owner of the shares of Common Stock.

(2)	Calculated based on (i) 138,387,890 shares of Common Stock outstanding as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021; plus (ii) 25,310,882 shares of Common Stock issued on May 12, 2021 in the form of CDIs by the Issuer pursuant to its pro rata non-renounceable entitlement offer of shares of Common Stock in the form of CDIs to eligible existing CDI holders, including Coronado Group, in connection with the Issuer’s ongoing underwritten offering of shares of Common Stock in the form of CDIs (the “Entitlement Offer”).

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Coronado Global Resource Inc., a Delaware corporation (the “Issuer”).

The principal executive office of the Issuer is located at Level 33, Central Plaza One, 345 Queen Street, Brisbane, Queensland, Australia 4000.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed by Coronado Group LLC, a Delaware limited liability company (the “Reporting Person”).

Certain information required by this Item 2 concerning the executive officers and directors of the Reporting Person (the “Covered Individuals”) is set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

(b)       The principal business address of the Reporting Person is:

c/o The Energy & Minerals Group

2229 San Felipe Suite 1300

Houston, Texas 77019

(c)       The principal business of the Reporting Person is to invest in the Issuer. The name and present principal occupation of each of the Covered Individuals is set forth on Schedule A and is incorporated by reference in this Item 2. All Covered Individuals are United States citizens. The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d)       None of the Reporting Person or, to the best of the Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Person or, to the best of the Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is properly organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The predecessor of the Issuer was founded in 2011 by Garold R. Spindler, James Campbell and a fund affiliated with The Energy & Minerals Group, with the intention of evaluating, acquiring and developing metallurgical coal properties. Since 2011, Coronado Coal LLC, a Delaware limited liability company, and other affiliated entities, including the Reporting Person, have grown the scale and platform of the Issuer’s current operations.

Prior to a corporate reorganization in August 2018 (the “Reorganization Transaction”), Coronado Group HoldCo LLC, a Delaware limited liability company and then the holding company of the Issuer’s Australian operations (“HoldCo”), was a wholly-owned subsidiary of the Reporting Person. In connection with the Reorganization Transaction, (i) HoldCo was converted into the Issuer in August 2018 and (ii) the Reporting Person contributed all of the equity ownership in the Issuer’s U.S. Operations to Coronado Coal Corporation, a wholly-owned subsidiary of the Issuer. Immediately following the Reorganization Transaction, the Issuer remained a wholly-owned subsidiary of the Reporting Person. Following the Reorganization Transaction, 80,000,000 shares of Common Stock and one share of Series A Preferred Stock, par value $0.01 per share (the “Series A Share”), which is the only share of preferred stock of the Issuer currently issued and outstanding, were issued by the Issuer, all of which were held by the Reporting Person.

On October 23, 2018, the Issuer completed an initial public offering (“IPO”) on the Australian Securities Exchange (the “ASX”). Upon completion of the IPO, the Issuer issued and sold the equivalent of 16,651,692 shares of Common Stock in the form of CDIs, and the EMG Group, through the Reporting Person, sold the equivalent of 2,691,896.4 shares of Common Stock in the form of CDIs.

The Reporting Person purchased from the Issuer the equivalent of an additional 7,198,036.3 shares of Common Stock in the form of CDIs (the “Purchased Shares”) pursuant to the exercise of the Reporting Person’s entitlement pursuant to the Entitlement Offer. The Reporting Person’s purchase of the Purchased Shares was executed on May 12, 2021 in the form of CDIs trading on the ASX, and as such the purchase price for the Purchased Shares has been converted to the U.S. Dollar equivalent, adjusting for the conversion ratio of one share of Common Stock per 10 CDIs. The Purchased Shares were purchased in the form of CDIs at a price per share of $3.47, which is equal to an aggregate of $24,999,499.87, using existing capital commitments from investors in EMG Fund IV Coronado Holdings LLC, an entity that is part of the EMG Group.

Mr. Spindler acquired direct beneficial ownership of 180,000 shares of Common Stock in the form of CDIs, as set forth in Item 5(a), with personal funds through purchases in the open market. Such purchases were executed in the form of CDIs trading on the ASX, and as such the purchase price for each such purchase has been converted to the U.S. Dollar equivalent, adjusting for the conversion ratio of one share of Common Stock per 10 CDIs. 90,000 of such shares of Common Stock were purchased on March 9, 2020 in the form of CDIs at a price per share of $10.08, and 90,000 of such shares of Common Stock were purchased on March 12, 2020 in the form of CDIs at a price per share of $8.82.

John T. Raymond acquired indirect beneficial ownership, through Lynx Holdings III, LLC, a Texas limited liability company of which Mr. Raymond is the sole member (“Lynx Holdings”), of 1,100,000 shares of Common Stock in the form of CDIs, as set forth in Item 5(a), with personal funds in connection with the Entitlement Offer and certain related transactions. Lynx Holdings’ purchase was executed on May 12, 2021 in the form of CDIs trading on the ASX, and as such the purchase price for the Purchased Shares has been converted to the U.S. Dollar equivalent, adjusting for the conversion ratio of one share of Common Stock per 10 CDIs. Such shares of Common Stock were purchased in the form of CDIS at a price per share of $3.47.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock reported herein for investment purposes. The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)       Pursuant to the Stockholder’s Agreement (as defined below), for so long as the Reporting Person and the EMG Group (collectively, the “Key Holders”) beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer’s issuance of any equity securities or equity securities convertible into or exercisable or exchangeable for any of the Issuer’s equity securities. As a result of this consent right, the Reporting Person may, from time to time in the future, prevent or enable the issuance of additional equity securities in the Issuer. Further, as a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause the Issuer to issue additional equity securities. In the event of any such issuance occurring while the Key Holders beneficially own in the aggregate at least 10% of the outstanding shares of Common Stock, the Issuer must first offer any issuance of equity securities to the Reporting Person in respect of its pro rata shares. Notwithstanding the foregoing, the Reporting Person has no current intention to enable or prevent, or to cooperate with the other members of the Board of Directors of the Issuer to cause, the issuance of additional equity securities of the Issuer, or to acquire any additional equity securities of the Issuer. By virtue of holding two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

Additionally, the Reporting Person and each member of the EMG Group has registration rights with respect to the shares of Common Stock it holds (including in the form of CDIs), as further described in Item 6.

(b) - (c)       Pursuant to the Stockholder’s Agreement, for so long as the Key Holders beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer taking certain extraordinary corporate transactions, including mergers, reorganizations, liquidations and sales and transfers of material amounts of the Issuer’s and its subsidiaries’ assets. As a result of this consent right, the Reporting Person may, from time to time in the future, enable or prevent the Issuer’s entry into an extraordinary corporate transaction of the type referred to above. Further, as a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause the Issuer to undertake any such extraordinary corporate transaction. However, the Reporting Person has no current intention to enable or prevent, or to cooperate with the other members of the Board of Directors of the Issuer to cause the Issuer to undertake, any such extraordinary corporate transaction with respect to the Issuer. By virtue of holding two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

(d)       Pursuant to the Reporting Person’s and the EMG Group’s respective rights to designate directors to the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person has designated Ms. Laura L. Tyson and Sir Michael Davis to the Board of Directors of the Issuer, and both Ms. Tyson and Sir Davis have been designated by the Reporting Person for reelection to the Board of Directors of the Issuer. Such designation has been approved by the Reporting Person by delivery of a proxy vote with respect to the Series A Share in advance of the 2021 Annual General Meeting of Stockholders. Because the Reporting Person currently beneficially owns voting securities representing approximately 51.6% of the outstanding Common Stock, the Reporting Person may control the election of directors of the Issuer. Additionally, the Reporting Person has the right to designate a non-voting observer to the Board of Directors of the Issuer for so long as the Key Holders beneficially own in the aggregate at least 5% of the outstanding shares of Common Stock and, pursuant to that right, has designated John G. Calvert as a non-voting observer.

Further, pursuant to the Stockholder’s Agreement, for so as long as the Key Holders beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer terminating the employment of the Chief Executive Officer of the Issuer or hiring a new Chief Executive Officer. However, the Reporting Person has no current intention to consent or prevent the termination of the employment of the Chief Executive Officer, or to consent or prevent the hiring of a new Chief Executive Officer.

(e)       As a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause the Issuer to change its dividend policy or capitalization. However, the Reporting Person has no current intention of cooperating with other members of the Board of Directors of the Issuer to change the current capitalization or dividend policy of the Issuer. By virtue of holding two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

(f)        Not applicable.

(g)       In addition to the other rights of the Reporting Person with respect to amendments of the Issuer’s certificate of incorporation and bylaws in a manner affecting the Series A Share, as further described in Item 6, pursuant to the Stockholder’s Agreement, for so as long as the Key Holders beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to the Issuer amending or restating its certificate of incorporation or bylaws. As a result of this consent right, the Reporting Person may, from time to time in the future, enable or prevent the amendment and restatement of the Issuer’s certificate of incorporation or bylaws to impede the acquisition of control of the Issuer by any person. Further, as a result of its ability to designate directors to serve on the Board of Directors of the Issuer, as further described in Item 6, the Reporting Person may, from time to time in the future, together with the other members of the Board of Directors of the Issuer, cause changes to the Issuer’s certificate of incorporation and bylaws. However, the Reporting Person has no current intention to enable or prevent, or cooperate with other members of the Board of Directors of the Issuer to cause, the amendment or restatement of the Issuer’s certificate of incorporation or bylaws to impede the acquisition of control of the Issuer by any person. By virtue of holding two of six seats on the Board of Directors of the Issuer, the Reporting Person cannot control decisions made by the Board.

(h)       Not applicable.

(i)       Not applicable.

(j)       Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell the Common Stock (including in the form of CDIs) reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person is the direct owner of a number of CDIs equivalent to 84,506,139.9 shares of Common Stock. CDIs are units of beneficial ownership in shares of Common Stock held by CHESS Depositary Nominees Pty Limited, a subsidiary of ASX Limited, the company that operates the ASX. Each share of Common Stock is equivalent to 10 CDIs. Based on there being (i) 138,387,890 shares of Common Stock outstanding as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021, plus (ii) 25,310,882 shares of Common Stock issued on May 12, 2021 in the form of CDIs by the Issuer pursuant to the Entitlement Offer, the Reporting Person directly owns approximately 51.6% of the Common Units.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the CDIs equivalent to the number and percentage of shares of Common Stock set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned(1)
Garold R. Spindler	180,000	(2)	*
John T. Raymond	1,100,000	(3)	*
John G. Calvert	—		—
Laura L. Tyson	—		—
T. Nolen Taylor	—		—
Christopher Bajec	—		—
Neal Dickson	—		—

(1)	Calculated based on (i) 138,387,890 shares of Common Stock outstanding as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021; plus (ii) 25,310,882 shares of Common Stock issued on May 12, 2021 in the form of CDIs by the Issuer pursuant to the Entitlement Offer.
(2)	Reflects CDIs equivalent to 180,000 shares of Common Stock owned jointly with Mr. Spindler’s spouse.
(3)	Beneficial ownership of CDIs equivalent to 1,100,000 shares of Common Stock is being reported herein because Mr. Raymond beneficially owns such CDIs as a result of his ownership of Lynx Holdings.
*	Indicates less than 1%.

(b)       The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference. To the Reporting Person’s knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole or shared voting power and sole or shared dispositive power, as set forth in the notes to the table in Item 5(a), with respect to the Common Stock beneficially reported for such Covered Individual in the table in Item 5(a).

(c)       Except as set forth elsewhere in this Schedule 13D, none of the Reporting Person, or to the Reporting Person’s knowledge, any of the Covered Individuals, has effected any transactions in Common Stock in the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 2, Item 3, Item 4 and Item 5 is hereby incorporated by reference herein.

The Issuer’s Certificate of Incorporation and Bylaws

The Amended and Restated Certificate of Incorporation of the Issuer, dated October 18, 2018 (the “Issuer Certificate of Incorporation”), and the Amended and Restated Bylaws of the Issuer, adopted September 20, 2018 (the “Issuer Bylaws”), establish the powers, preferences, rights, obligations and other terms of the Issuer’s equity securities, including the shares of Common Stock and the Series A Share beneficially owned by the Reporting Person and the Covered Individuals.

Common Stock

Voting Rights. The holders of Common Stock have a right to one vote per share on any matter to be voted upon by stockholders. The Issuer Certificate of Incorporation and the Issuer Bylaws do not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting may elect all of the directors. The holders of a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business.

Dividends. The holders of Common Stock have a right to dividends if, as and when declared by the Board of Directors of the Issuer from funds legally available therefor, subject to certain contractual limitations on the Issuer’s ability to declare and pay dividends.

Other Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Issuer’s affairs, the holders of Common Stock may share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of the Issuer’s preferred stock, if any.

Except as otherwise required, the holders of Common Stock may not vote on any amendment or alteration of the Issuer Certificate of Incorporation that alters, amends or changes the powers, preferences, rights or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon pursuant to the Issuer Certificate of Incorporation.

The Series A Share

The Series A Share is owned by the Reporting Person.

Board Designation Rights. As a result of the Reporting Person’s ownership of the Series A Share, for so long as the Key Holders beneficially own at least 10% of the outstanding shares of Common Stock, the Reporting Person has the right to designate one or more directors to the Board of Directors of the Issuer (the “Series A Directors”) based on the level of the Key Holders’ aggregate beneficial ownership of shares of Common Stock (including shares of Common Stock underlying CDIs). If the Reporting Person elects, by written notice to the Issuer, the Reporting Person will have the sole and exclusive right to nominate and elect, voting as a separate class and to the exclusion of all other series or classes of capital stock, a number of directors representing:

•	a majority of the total number of directors so long as the Key Holders beneficially own in the aggregate at least 50% of the outstanding shares of Common Stock;

•	40% of the total number of directors if the Key Holders beneficially own in the aggregate 40% or more, but less than 50%, of the outstanding shares of Common Stock;

•	30% of the total number of directors if the Key Holders beneficially own in the aggregate 30% or more, but less than 40%, of the outstanding shares of Common Stock;

•	20% of the total number of directors if the Key Holders beneficially own in the aggregate 20% or more, but less than 30%, of the outstanding shares of Common Stock; or

•	10% of the total number of directors if the Key Holders beneficially own in the aggregate 10% or more, but less than 20%, of the outstanding shares of Common Stock.

Observer Rights. As long as the Key Holders beneficially own in the aggregate at least 5% of the outstanding shares of Common Stock, the Reporting Person (or its successors or permitted assigns) has the right to have one non-voting observer receive all materials for and attend all meetings of the Board of Directors of the Issuer and any committees thereof. Further, the Issuer has agreed pursuant to the Stockholder’s Agreement to indemnify such observer to the same extent the Issuer indemnifies its directors.

Redemption. The Series A Share shall be redeemed to the fullest extent permitted by law (at a price of $1.00) by the Issuer if, at any time, the Key Holders no longer beneficially own, in the aggregate, 10% or more of the outstanding shares of Common Stock.

Dividends. The Series A Share does not entitle the Reporting Person or its permitted transferees to any dividends as a result of holding such Series A Share. The Series A Share has a liquidation preference of $1.00.

Transfer. The Series A Share may not be transferred except to a member of the EMG Group.

Amendments. The affirmative vote of the Reporting Person, voting separately as a class, is required to amend, alter or repeal any provision of the Issuer Certificate of Incorporation in a manner that would adversely affect the powers, designations, preferences and other special rights of the Series A Share. Further, the number of Series A Shares, and the powers, designations, preferences or other rights of the Series A Shares under the Issuer Certificate of Incorporation, may not be increased or decreased without the approval of: (i) both a majority of the Series A Directors (if any) and a majority of directors elected by other means; and (ii) the Reporting Person, as holder of the Series A Share, voting as a separate class.

The Board of Directors of the Issuer is expressly authorized to make, alter or repeal the Issuer Bylaws. However, the Issuer Bylaws may be also be rescinded, altered, amended or repealed in any respect by the affirmative vote of the holders of (i) a majority of the then-outstanding shares of capital stock of the Issuer entitled to vote generally for the election of directors of the Issuer who are not Series A Directors while the Key Holders beneficially own shares of capital stock of the Issuer representing at least a majority of the voting power of all of such capital stock; and (ii) at least two-thirds of the voting power of such capital stock from and after the time that the Key Holders beneficially own shares of capital stock of the Issuer representing less than a majority of the voting power of such capital stock.

Other Rights

For as long as the Key Holders beneficially own in the aggregate at least a majority of the outstanding shares of Common Stock, subject to ASX Listing Rules, any action required or permitted to be taken at any annual or special meeting of the stockholders of the Issuer may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding shares of Common Stock representing the minimum number of votes that would be necessary to authorize the taking of such action at a meeting.

The foregoing description of the Issuer Certificate of Incorporation and the Issuer Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the Amended and Restated Certificate of Incorporation of the Issuer, dated October 18, 2018, a copy of which is filed as Exhibit 3.1 to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 29, 2019, and (ii) the Amended and Restated Bylaws of the Issuer, dated as of September 20, 2018, a copy of which is filed as Exhibit 3.2 to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 29, 2019, which exhibits are incorporated herein in their entirety by reference.

Stockholder’s Agreement

On September 24, 2018, the Reporting Person and the Issuer entered into a Stockholder’s Agreement (the “Stockholder’s Agreement”), which governs the relationship between the Reporting Person, the EMG Group and the Issuer while the Key Holders beneficially own in the aggregate at least 50% of the outstanding shares of Common Stock (including shares of Common Stock underlying CDIs).

Board Designation Rights. Pursuant to the Stockholder’s Agreement, for so long as the Reporting Person has the right to nominate and elect directors as a holder of the Series A Share and any such director has been elected, the EMG Group has the right to designate one of the directors nominated by the Reporting Person to be included in the membership of any committee of the Board of Directors of the Issuer, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.

Consent Rights. For as long as the Key Holders beneficially own in the aggregate at least 25% of the outstanding shares of Common Stock, the Reporting Person’s consent is required prior to taking certain corporate actions, including the following:

•	amending or restating the Issuer’s certificate of incorporation or bylaws;

•	issuing any equity securities or equity securities convertible into or exercisable or exchangeable for any of the Issuer’s equity securities;

•	merging or consolidating with any other entity, transferring all or substantially all of the Issuer’s assets, or entering into a transaction or series of transactions that would lead to any person acquiring more than 50% of the Issuer’s capital stock;

•	terminating the employment of the Issuer’s Chief Executive Officer or hiring a new Chief Executive Officer;

•	initiating a voluntary liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding involving the Issuer;

•	declaring or making payment of any dividend, except in accordance with the Issuer’s dividend policy;

•	adopting an annual business plan that would result in changes to the Issuer’s performance over the planned annual production;

•	repurchasing shares, subject to certain exceptions; and

•	entering into any joint venture or similar business alliance where the aggregate consideration is in excess of $50 million or relating to a business other than Met coal or thermal coal.

Issuance of Securities. As long as the Key Holders beneficially own in the aggregate at least 10% of the outstanding shares of Common Stock, unless the Reporting Person (or its successors or permitted assigns) agrees otherwise, the Issuer must first offer any issuance of equity securities to the Reporting Person in respect of its pro rata shares and the Issuer must source any equity securities to be allocated under a share incentive plan from the market rather than by an issuance.

Information Rights. For as long as Key Holders beneficially own in the aggregate at least 5% of the outstanding shares of Common Stock, the Reporting Person (or its successors or permitted assigns) has certain information rights with respect to the Issuer’s books and records and prior to certain significant corporate actions.

The foregoing description of the Stockholder’s Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholder’s Agreement, dated as of September 24, 2018, by and between the Issuer and the Reporting Person, a copy of which is filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 29, 2019, which exhibit is incorporated herein in its entirety by reference.

Registration Rights and Sell-Down Agreement

On September 24, 2018, the Reporting Person and the Issuer entered into a Registration Rights and Sell-Down Agreement (the “Registration Rights and Sell-Down Agreement”), which governs the Reporting Person’s ability to require the Issuer to register shares of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”), and to assist the Reporting Person in selling some or all of its shares of Common Stock (including in the form of CDIs).

The Reporting Person has the right, by delivering written notice (“Demand Notice”) to require the Issuer to register the requested number of registrable securities under the Securities Act (“Demand Registration”) provided that an individual stockholder may not deliver more than one Demand Notice within 180 calendar days.

The Issuer may postpone a Demand Registration (but not more than twice in any 12-month period), for a reasonable period not to exceed 90 days, provided that the Chief Executive Officer and Group Chief Financial Officer provide a signed certification that they reasonably expect such registration and offering to materially adversely affect or materially interfere with any bona fide material financing, or any material transaction under consideration, or require disclosure of nonpublic information, which could materially adversely affect the Issuer.

Except with respect to a Demand Registration, if the Issuer proposes to file a registration statement under the Securities Act, the Issuer will give prompt notice of such filing within 10 days prior to the filing date (“Piggyback Notice”) to all of the holders of registrable securities. The Piggyback Notice shall offer such holders the opportunity to include in such registration statement the number of registerable securities as each holder may request.

The Reporting Person may sell some or all of its shares of Common Stock without triggering registration rights under the terms of the Registration Rights and Sell-Down Agreement.

The foregoing description of the Registration Rights and Sell-Down Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the Registration Rights and Sell-Down Agreement, dated as of September 24, 2018, by and between the Issuer and the Reporting Person, a copy of which is filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 29, 2019, which exhibit is incorporated herein in its entirety by reference.

Relationship Deed

On September 24, 2018, the Reporting Person, the Issuer and certain affiliates of the EMG Group entered into a Relationship Deed (the “Relationship Deed”). Pursuant to the Relationship Deed, the Issuer agreed to indemnify the Reporting Person for liabilities related to guarantees made by the Reporting Person in past transactions by the Issuer, any liability incurred by any person appointed by the Reporting Person as an observer on the Board of Directors of the Issuer under the Stockholder’s Agreement, and liabilities incurred by certain affiliates of the EMG Group under a New South Wales-law governed bank guarantee facility. Under the Relationship Deed, the Issuer also agreed to reimburse the Reporting Person for reasonable costs of and incidental to the IPO and travel costs for attending meetings of the Board of Directors of the Issuer for any person appointed by the Reporting Person as an observer.

The foregoing description of the Relationship Deed does not purport to be complete and is qualified in its entirety by reference to full text of the Relationship Deed, dated as of September 24, 2018, by and between the Issuer and the Reporting Person, a copy of which is filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 29, 2019, which exhibit is incorporated herein in its entirety by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Amended and Restated Certificate of Incorporation of Coronado Global Resources Inc., dated October 18, 2018 (filed as Exhibit 3.1 to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 29, 2019 and incorporated herein in its entirety by reference).

Exhibit 2	Amended and Restated Bylaws of Coronado Global Resources Inc., dated September 20, 2018 (filed as Exhibit 3.2 to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 29, 2019 and incorporated herein in its entirety by reference).

Exhibit 3	Stockholder’s Agreement, dated as of September 24, 2018, by and between Coronado Global Resources Inc. and Coronado Group LLC (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 29, 2019 and incorporated herein in its entirety by reference).

Exhibit 4	Registration Rights and Sell-Down Agreement, dated as of September 24, 2018, by and between Coronado Global Resources Inc. and Coronado Group LLC (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 29, 2019 and incorporated herein in its entirety by reference).

Exhibit 5	Relationship Deed, dated as of September 24, 2018, by and among Coronado Global Resources Inc., Coronado Group LLC, EMG Fund IV Finance, LLC, The Energy & Minerals Group Fund IV, LP and EMG Fund IV Offshore, LP (filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 29, 2019 and incorporated herein in its entirety by reference).

[Signature Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2021
CORONADO GROUP LLC

	By:	/s/ Laura L. Tyson
		Name:	Laura L. Tyson
		Title:	Chief Operating Officer, General Counsel and Secretary

SCHEDULE A

Information about the Reporting Persons

The names and titles and principal occupations of the executive officers of the Reporting Person are set forth below. The Reporting Person is managed by a Board of Managers, and the names and titles and principal occupations of each of the managers of the Reporting Person are set forth below. The business address of Garold R. Spindler is Level 33, Central Plaza One, 345 Queen Street, Brisbane, Queensland, Australia 4000. The business address of each of the other executive officers and managers listed below is 2229 San Felipe Suite 1300, Houston, Texas 77019.

Name	Title	Principal Occupation
Garold R. Spindler	Manager	Chief Executive Officer of Coronado Global Resources, Inc.
John T. Raymond	Chief Executive Officer	Managing Partner and Chief Executive Officer of the family of funds managed by The Energy & Minerals Group
John G. Calvert	Manager, President	Managing Partner and President of the family of funds managed by The Energy & Minerals Group
Laura L. Tyson	Manager, Chief Operating Officer, General Counsel and Secretary	Managing Director, Chief Operating Officer, General Counsel and Secretary of the family of funds managed by The Energy & Minerals Group
T. Nolen Taylor	Chief Financial Officer	Chief Financial Officer of the family of funds managed by The Energy & Minerals Group
Christopher Bajec	Chief Tax Officer	Chief Tax Officer of the family of funds managed by The Energy & Minerals Group
Neal Dickson	Chief Compliance Officer	Chief Compliance Officer of the family of funds managed by The Energy & Minerals Group